Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606	FIRM/AFFILIATE
OFFICES
BOSTON
HOUSTON
LOS ANGELES
February 26, 2010	NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA
Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
RE: Van Kampen Joint Closed-End Fund Proxy
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the preliminary proxy statement filed by the several Van Kampen closed-end funds (the “Funds”) on January 22, 2010 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On behalf of the Funds, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in the Funds’ definitive proxy statement which will be filed under the Exchange Act via IDEA on or about February 26, 2010.

Comment 1	Please confirm that the type size in the proxy statement meets the requirements of Rule 14a-5 of the Exchange Act.

Response 1	The Funds confirm that the type size meets the requirements of Rule 14a-5 of the Exchange Act.

Comment 2	With respect to the answer to the fourth Q&A, please supplementally explain by whom the portfolio managers will be employed after the Transaction.

Response 2	The portfolio managers for each of the Funds currently are employees of Van Kampen Asset Management or an affiliate thereof. Upon consummation of the Transaction, the Funds expect that all such portfolio managers, except the portfolio managers for Van Kampen Bond Fund and Van Kampen High Income Trust II, will become employees of

Invesco Advisers or an affiliate thereof and continue to manage the fund that they currently manage. The current portfolio managers for Van Kampen Bond Fund are not expected to become employees of Invesco Advisers or an affiliate thereof after the Transaction and thus, it is expected that such Fund will change its portfolio managers upon consummation of the Transaction to portfolio managers that are currently employed by Invesco Advisers or an affiliate thereof. With respect to Van Kampen High Income Trust II, it is expected that only one of the two current portfolio managers will become an employee of Invesco Advisers or an affiliate thereof and continue to manage such Fund. The Funds note that this information is currently disclosed in the section entitled “Background and the Transaction – Board Considerations.”

Comment 3	In the answer to the fifth Q&A, please clarify the purpose of the second sentence.

Response 3	The Funds have clarified the disclosure as requested.

Comment 4	Please prominently disclose the second to last sentence in the eighth paragraph in the section entitled “Introduction – Voting” by use of bold face type.

Response 4	The Funds have added bold face type to the sentence referenced as requested.

Comment 5	With respect to disclosure in the twelfth paragraph in the section entitled “Introduction – Voting,” please add disclosure regarding how the Funds intend to treat abstentions and broker non-votes for purposes of an adjournment of the shareholder meeting.

Response 5	The Funds respectfully note that the following disclosure currently appears in the section referenced [emphasis added]:
In the event a quorum is present at the Meeting but sufficient votes to approve any of the proposals with respect to one or more funds or proposals are not received, proxies (including abstentions and broker non-votes, if any) would be voted in favor of one or more adjournments if the Meeting of the concerned fund with respect to such proposal to permit further solicitation of proxies....

Thus, the Funds have not added any additional disclosure.

Comment 6	With respect to the disclosure in the section entitled “Background and the Transaction – Other Service Providers,” please confirm that there are no material changes in the service features to shareholders proposed to be provided by Invesco that are not currently disclosed.

Response 6	The Funds believe that Invesco and its affiliates will provide similar services to shareholders of each Fund, which the Funds have disclosed in the section referenced. Thus, the Funds have not added any additional disclosure.

Comment 7	With respect to the disclosure in the section entitled “Background and the Transaction – Other Service Providers,” please confirm that none of the Funds are subject to ongoing distribution agreements that would terminate automatically upon assignment. To the extent that any such ongoing distribution agreements are impacted by the Transaction, please add appropriate disclosure to the proxy statement.

Response 7	The Van Kampen Senior Loan is the only Fund that is a party to an ongiong distribution agreement. The Board of Trustees of such Fund has approved a distribution agreement with an affiliate of Invesco that is substantially similar to the distribution agreement that such Fund has with an affiliate of Van Kampen Asset Management. The Fund has added additional disclosure to the proxy statement as requested.

Comment 8	In the fourth paragraph in the section entitled “Background and the Transaction,” please delete the following sentence: “[o]ne condition to the closing of the Transaction is that clients and/or fund shareholders representing a certain percentage of total assets transferred to Invesco approve the proposals related to such investors’ participation in the Transaction.”

Response 8	The Funds respectfully acknowledge the comment, but believe that the disclosure referenced presents material information regarding the Transaction that a shareholder of the Funds should know. Thus, the Funds opt to retain the disclosure, although the Funds have revised such disclosure to be more clear.

Comment 9	In the first paragraph in the section entitled “Background and the Transaction – Invesco and its Affiliates,” please revise the disclosure regarding Invesco to be less promotional.

Response 9	The Funds have revised the disclosure as requested.

Comment 10	In the section entitled “Background and the Transaction – Section 15(f) of the 1940 Act,” please add disclosure that the consummation of the Transaction will constitute a change of control and an assignment of the investment advisory contracts for the Funds.

Response 10	The Funds have added the disclosure as requested.

Comment 11	With respect to board consideration 5 disclosed in the section entitled “Background and the Transaction – Board Considerations,” please add disclosure regarding any exceptions or expenses that would not be included in the two-year contractual guaranty that will limit the total expense ratio of each Fund to such Fund’s total expense ratio prior to the Transaction.

Response 11	The Funds have added disclosure as requested.

Comment 12	With respect to board consideration 7 disclosed in the section entitled “Background and the Transaction – Board Considerations,” please supplementally advise the Staff whether there are any “interested trustees” within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) and if so, whether the percentage of such interested trustees meets requirements of Section 15(f) of the 1940 Act.

Response 12	Of the current ten Van Kampen Trustees for the Funds, one trustee is an “interested” person within the meaning of Section 2(a)(19) of the 1940 Act. As disclosed in the section of the proxy statement entitled “Background and the Transaction – Board Considerations,” it is anticipated that, upon the later of the closing of the Transaction or shareholder approval of a Fund’s new investment advisory agreements, the Van Kampen Board of Trustees would expand to include one additional trustee representing Invesco senior management, who would also be an “interested” person within the meaning of Section 2(a)(19) of the 1940 Act. The Funds believe that having two out of eleven trustees who are “interested” persons meets the requirement of Section 15(f) that, during the three-year period immediately following consummation of the Transaction, at least 75% of the funds’ board of trustees not be “interested” persons of the investment adviser or the predecessor adviser.

Comment 13	With respect to the section of the proxy statement entitled “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement),” please supplementally explain under what authority the Funds are proceeding without obtaining separate shareholder approval of each of the Master Sub-Advisory Agreement and the new investment advisory agreements.

Response 13	The Funds respectfully believe that the proposal to approve the Master Sub-Advisory Agreement is inextricably intertwined with the approval of the new investment advisory agreement. However, the Funds acknowledge the Staff’s comment and have changed the heading “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement” to “Proposal 1(a): Approval of Investment Advisory Agreement and Proposal 1(b): Approval of a Master Sub-Advisory Agreement.” The Funds have also revised disclosure throughout the proxy statement and on the proxy card so that shareholders will have to vote on each agreement separately.

Comment 14	With respect to the section of the proxy statement entitled “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement),” please delete disclosure that states that shareholder approval of the new investment advisory agreement constitutes approval of the Master Sub-Advisory Agreement.

Response 14	The Funds have deleted the disclosure as requested.

Comment 15	In the section entitled “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement) – Current Advisory Agreements – Terms of the Current Advisory Agreements – Fees,” please list the specific investment advisory fees for each Fund.

Response 15	The Funds have added the list of investment advisory fees of each Fund to the section referenced as requested.

Comment 16	With respect to the disclosure in the fourth paragraph in the section entitled “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement) – New Advisory Agreements – Delegation to subadvisers,” please supplementally advise the Staff how the Funds intend to provide notice to shareholders of any changes to investment subadvisers and/or portfolio managers.

Comment 16	In the event that a new investment subadviser and/or a new portfolio manager were added to the management of a Fund, the affected Fund intends to issue a press release announcing such change, which is consistent with the Funds’ current practice. In addition, the Funds would expect to include such disclosure in a Fund’s next issued annual or semi-annual report.

Comment 17	Please add disclosure regarding any change in operations or shareholder rights as a result of the change in state law governing the Funds’ investment advisory agreement.

Response 17	The Funds do not believe that there are any changes that would materially affect a shareholder as a result of the change in state law governing a Fund’s investment advisory agreement. The Funds believe that the current disclosure describes the material differences between the terms of the new investment advisory agreements and the terms of the current investment advisory agreements and thus, the Funds have not added additional disclosure.

Response 18	In the following sentence in the section entitled “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement) – New Advisory Agreements – Terms of the Master Sub-Advisory Agreement,” please describe whether the underlined word “monthly” denotes that the fee will be determined at the end of each month: “The Sub-Advisory Agreement for each Fund provides that, to the extent an Affiliated Sub-Adviser manages a portion of a Fund’s investments, the fee that Invesco Advisers will pay such Affiliated Sub-Adviser, computed daily and paid monthly, will equal (i) 40% of the monthly compensation that Invesco Advisers receives from the applicable Fund pursuant to its advisory agreement with such Fund, multiplied by (ii) a fraction equal to the net assets of such Fund as to which the Affiliated Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of such Fund for that month.”

Response 18	The Funds respectfully acknowledge your comment however, the Funds note that the disclosure referenced currently states that such fee will be computed daily and paid monthly. Thus, the Funds do not believe that additional disclosure is necessary.

Comment 19	Please include on the proxy card a means by which shareholders may abstain from voting on each proposal.

Response 19	The Funds have revised the proxy card as requested.
*                      *                      *
          In connection with the effectiveness of the definitive proxy statement, the Funds acknowledge that the disclosure included in the definitive proxy statement is the responsibility of the Funds. The Funds further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the preliminary proxy statement does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosures in the definitive proxy statement; and that the Funds will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Stefanie Chang Yu at (212) 296-6970 the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor